As filed with the Securities and Exchange Commission on August 11, 2015

File No. 333-201595

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL

FUND

(Exact Name of Registrant as Specified in Charter)

333 West Wacker Drive

Chicago, Illinois 60606

(Address of Principal Executive Offices, Zip Code)

Registrant’s Telephone Number, including Area Code (800) 257-8787

Kevin J. McCarthy

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

(Name and Address of Agent for Service)

Copy to:

Deborah Bielicke Eades Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on March 4, 2015 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-201595), are incorporated herein by reference.

This amendment is being filed for the sole purpose of adding the executed tax opinion of each of Vedder Price P.C., K&L Gates LLP and Sidley Austin LLP, as Exhibit 12(a), Exhibit 12(b) and Exhibit 12(c), respectively, to Part C of the Registration Statement, in each case, supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.

PART C

OTHER INFORMATION

Item 15. Indemnification

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows: “Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof. No indemnification shall be provided hereunder to a Covered Person: (a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office; (b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or (c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct: (i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or (ii) by written opinion of independent legal counsel. The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law. Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either: (a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or (b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification. As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending. As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.”

The trustees and officers of the Registrant are covered by the Mutual Fund Professional Liability policy in the aggregate amount of $70,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $2,000,000 deductible for operational failures (after the deductible is satisfied, the insurer would cover 90% of any operational failure claims and the Fund would be liable for 10% of any such claims) and $1,000,000 deductible for all other claims.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

(1)(a)	Declaration of Trust of Registrant, dated December 1, 1998.(1)

(1)(b)	Certificate of Amendment to Declaration of Trust of Registrant, dated April 9, 1999.(1)

(1)(c)	Certificate of Amendment to Declaration of Trust of Registrant, dated November 18, 2009.(2)

(2)	By-Laws of Registrant, Amended and Restated as of November 18, 2009.(2)

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is filed as Appendix A to Part A of the Registration Statement.(5)

(5)	Not applicable.

(6)(a)	Investment Management Agreement, dated November 13, 2007.(1)

(6)(b)	Renewal of Investment Management Agreement, dated July 31, 2008.(1)

(6)(c)	Renewal of Investment Management Agreement, dated May 28, 2009.(1)

(6)(d)	Renewal of Investment Management Agreement, dated May 26, 2010.(3)

(6)(e)	Renewal of Investment Management Agreement, dated May 25, 2011.(4)

(6)(f)	Renewal of Investment Management Agreement, dated May 23, 2012.(4)

(6)(g)	Renewal of Investment Management Agreement, dated July 29, 2013.(4)

(6)(h)	Investment Management Agreement, dated October 1, 2014.(5)

(6)(i)	Investment Sub-Advisory Agreement, dated December 31, 2010.(4)

(6)(j)	Notice of Continuance of Investment Sub-Advisory Agreement, dated August 1, 2012.(4)

(6)(k)	Notice of Continuance of Investment Sub-Advisory Agreement, dated August 1, 2013.(4)

(6)(l)	Investment Sub-Advisory Agreement, dated October 1, 2014.(5)

(7)	Not applicable.

(8)	Not applicable.

(9)(a)	Amended and Restated Master Custodian Agreement between the Nuveen Investment Companies and State Street Bank and Trust Company, dated February 25, 2005.(1)

(9)(b)	Appendix A to Custodian Agreement, updated as of May 9, 2013.(4)

(10)	Not applicable.

(11)	Opinion and Consent of Counsel.(6)

(12)(a)	Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(12)(b)	Opinion and Consent of K&L Gates LLP supporting the tax matters discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(12)(c)	Opinion and Consent of Sidley Austin LLP supporting the tax matters discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(13)(a)	Transfer Agency and Service Agreement, dated October 7, 2002.(1)

(13)(b)	Amendment and Schedule A to Transfer Agency and Service Agreement, dated June 10, 2013.(4)

(13)(c)	Amendment and Schedule A to Transfer Agency and Service Agreement, dated December 4, 2014.(5)

(14)	Consent of Independent Auditor.(6)

(15)	Not applicable.

(16)	Powers of Attorney.(5)

(17)	Form of Proxy appears following the Joint Proxy Statement/Prospectus included in the Registration Statement.(6)

(1)	Filed on November 12, 2009 with Registrant’s Registration Statement on Form N-2 (File No. 333-163055) and incorporated by reference herein.
(2)	Filed on December 15, 2009 with Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-163055) and incorporated by reference herein.

(3)	Filed on October 25, 2010 with Registrant’s Registration Statement on Form N-2 (File No. 333-170120) and incorporated by reference herein.
(4)	Filed on October 9, 2013 with Registrant’s Registration Statement on Form N-14 (File No. 333-191636) and incorporated by reference herein.
(5)	Filed on January 20, 2015 with Registrant’s Registration Statement on Form N-14 (File No. 333-201595) and incorporated by reference herein.
(6)	Filed on February 23, 2015 with Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 (File No. 333-201595) and incorporated by reference herein.

Item 17.  Undertakings.

(1)        The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)        The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this post-effective amendment no. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and the State of Illinois, on the 11th day of August, 2015.

NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary

As required by the Securities Act of 1933, this post-effective amendment no. 1 to Registrant’s Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity		Date

/s/ Stephen D. Foy	Vice President and Controller		August 11, 2015
Stephen D. Foy	(principal financial and accounting officer)

/s/ Gifford R. Zimmerman	Chief Administrative Officer		August 11, 2015
Gifford R. Zimmerman	(principal executive officer)

William J. Schneider*	Chairman of the Board and Trustee	)
)
William Adams IV*	Trustee	)
)
Jack B. Evans*	Trustee	)
)
William C. Hunter*	Trustee	)
		)	By: /s/ Mark L. Winget
David J. Kundert*	Trustee	)	Mark L. Winget
		)	Attorney-in-Fact
John K. Nelson*	Trustee	)	August 11, 2015
)
Thomas S. Schreier, Jr.*	Trustee	)
)
Judith M. Stockdale*	Trustee	)
)
Carole E. Stone*	Trustee	)
)
Virginia L. Stringer*	Trustee	)
)
Terence J. Toth*	Trustee	)

*	An original power of attorney authorizing, among others, Mark L. Winget, Kevin J. McCarthy and Gifford R. Zimmerman, to execute this registration statement, and amendments thereto, for each of the trustees of the Registrant on whose behalf this registration statement is filed, has been executed and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Name of Exhibit

12(a)	Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders discussed in the Joint Proxy Statement/Prospectus.

12(b)	Opinion and Consent of K&L Gates LLP supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.

12(c)	Opinion and Consent of Sidley Austin LLP supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.